Filed Pursuant to Rule 433

Registration No. 333-230098

Dated: November 12, 2020

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated November 12, 2020 to the Prospectus dated April 11, 2019.

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2031

Currency:	USD

Size:	$1,400,000,000

Maturity:	November 19, 2031

Fixed Rate Period:	From and including November 19, 2020 to but excluding November 19, 2030

Floating Rate Period:	From and including November 19, 2030 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	0.625% due August 15, 2030

Benchmark Treasury Yield:	0.864%

Spread to Benchmark Treasury:	+90 basis points

Reoffer Yield:	1.764%

Fixed Rate Coupon:	1.764%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 1.105% per annum, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Three-Month Term SOFR)

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$1,393,700,000

Interest Payment Dates:	During the Fixed Rate Period, each May 19 and November 19, beginning May 19, 2021 and including November 19, 2030, and during the Floating Rate Period, each of February 19, 2031, May 19, 2031, August 19, 2031 and November 19, 2031.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after May 19, 2021 and prior to November 19, 2030 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed; (ii) the “Make-Whole Amount” discounted at the “Treasury Yield” plus 15 basis points, if any, with respect to such notes; and (iii) accrued and unpaid interest on such notes to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole, but not in part, on November 19, 2030 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after August 19, 2031 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated November 12, 2020 to the Prospectus dated April 11, 2019.

CUSIP/ISIN:	46647PBU9 / US46647PBU93

Trade Date:	November 12, 2020

Settlement Date:	November 19, 2020 (T+5)

Denominations:	$2,000 x $1,000

Concurrent Issuance:	In addition to the notes described in this term sheet, JPMorgan Chase & Co. is concurrently offering $2,750,000,000 of fixed-to-floating rate notes due 2026 and $1,600,000,000 of fixed-to-floating rate notes due 2041. The consummation of each of these offerings is not contingent on any other offering.

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

CIBC World Markets Corp.

FHN Financial Securities Corp.

Fifth Third Securities, Inc.

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

National Bank of Canada Financial Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

ABN AMRO Securities (USA) LLC

Intesa Sanpaolo S.p.A.

BBVA Securities Inc.

ING Financial Markets LLC

Lloyds Securities Inc.

Natixis Securities Americas LLC

NatWest Markets Securities Inc.

Nordea Bank ABP

Nykredit Bank A/S

Rabo Securities USA, Inc.

RB International Markets (USA) LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

Standard Chartered Bank

UniCredit Capital Markets LLC

nabSecurities, LLC

Westpac Capital Markets LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Mizuho Securities USA LLC

United Overseas Bank Limited

Academy Securities, Inc.

AmeriVet Securities, Inc.

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Great Pacific Securities

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on November 19, 2020 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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